United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)


Rocky Shoes & Boots, Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

774830103
(CUSIP Number)

Thomas G. Berlin
37500 Eagle Road
Willoughby Hills, OH 44094
(440) 951-2655
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 2, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).




1    	Name of Reporting Person	Thomas G. Berlin

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds					AF, PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	United States


Number of Shares	7	Sole Voting			   26,000
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		  214,000

			9 	Sole Dispositive		   26,000

			10	Shared Dispositive	  214,000

11	Aggregate Amount Beneficially Owned		  240,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  5.34%


14	Type of Reporting Person					IA, IN, OO




Item 1.		Security and Issuer.

The name of the issuer is Rocky Shoes & Boots, Inc., an Ohio
Corporation (the "Issuer"), which has its principal executive offices at 39 East Canal Street, Nelsonville, OH 45764 (phone [740] 753-1951). The title of the securities to which this Statement relates is the Issuer's Common Shares, no par value (the "Shares").

Item 2.		Identity and Background.

(a)	The name of the Reporting Person is Thomas G. Berlin.

(b)	The Reporting Person's residence address is 37500 Eagle Road,
Willoughby Hills, OH 44094.

(c)	The Reporting Person's principal occupation is investment
adviser. The principal business where such employment is conducted is Berlin Financial Ltd. The address of Berlin Financial Ltd. is
23811 Chagrin Blvd., Suite 275, Beachwood, OH 44122.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

(f)	Citizenship	United States

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Capital Shares (as defined in
Item 5) in his capacity as the General Partner of Berlin Capital Growth, L.P. The purchase of the Capital Shares was made by the Reporting Person on behalf of Berlin Capital Growth, L.P. in the Reporting Person's capacity as the General Partner of Berlin Capital Growth, L.P. and with funds provided by Berlin Capital Growth, L.P.

The Reporting Person purchased the Buckeye Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Buckeye Fabricators of Letonia Profit Sharing Plan. The purchase of the Buckeye Shares was made by the Reporting Person on behalf of the Buckeye Fabricators of Letonia Profit Sharing Plan in the Reporting Person's capacity as an Investment Adviser of the Buckeye Fabricators of Letonia Profit Sharing Plan and with funds provided by the Buckeye Fabricators of Letonia Profit Sharing Plan.

The Reporting Person purchased the Cover Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Jack Cover IRA. The purchase of the Cover Shares was made by the Reporting Person on behalf of the Jack Cover IRA in the Reporting Person's capacity as an Investment Adviser of the Jack Cover IRA and with funds provided by the Jack Cover IRA.

The Reporting Person purchased the George Shares (as defined in
Item 5) in his capacity as an Investment Adviser of J. George Investments, L.L.C. The purchase of the George Shares was made by the Reporting Person on behalf of J. George Investments, L.L.C.
in the Reporting Person's capacity as an Investment Adviser of
J. George Investments, L.L.C. and with funds provided by J. George Investments, L.L.C.

The Reporting Person purchased the Hummer Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the John S. Hummer IRA. The purchase of the Hummer Shares was made by the Reporting Person on behalf of the John S. Hummer IRA in the Reporting Person's capacity as an Investment Adviser of the John
S. Hummer IRA and with funds provided by the John S. Hummer IRA.

The Reporting Person purchased the Thomas Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Driggers, Schultz, Herbst & Paterson Profit Sharing Plan fbo Joseph W. Thomas. The purchase of the Thomas Shares was made by the Reporting Person on behalf of the Driggers, Schultz, Herbst & Paterson Profit
Sharing Plan fbo Joseph W. Thomas in the Reporting Person's capacity as an Investment Adviser of the Driggers, Schultz, Herbst
& Paterson Profit Sharing Plan fbo Joseph W. Thomas and with funds provided by the the Driggers, Schultz, Herbst & Paterson Profit Sharing Plan fbo Joseph W. Thomas.

Item 4.		Purpose of Transaction.

(a)-(j) The Reporting Person purchased the Capital Shares in his capacity as the General Partner and solely for investment purposes on behalf of Berlin Capital Growth, L.P.

The Reporting Person purchased the Buckeye Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Buckeye Fabricators of Letonia Profit Sharing Plan.

The Reporting Person purchased the Cover Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Jack Cover IRA.

The Reporting Person purchased the George Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of J. George Investments, L.L.C.

The Reporting Person purchased the Hummer Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the John S. Hummer IRA.

The Reporting Person purchased the Thomas Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Driggers, Schultz, Herbst & Paterson Profit Sharing
Plan fbo Joseph W. Thomas.

The Reporting Person purchased the TGB Shares (as defined below) solely for investment purposes.

The acquisition by any member group of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting member group might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person has beneficial ownership of 240,000
Shares (the "Berlin Shares"). The Berlin Shares constitute 5.34% of the Shares Outstanding as of the Issuer's most recent available filing.

(b)	The Reporting Person has the sole power to vote or to direct the vote or to dispose of or direct the disposition of 26,000 Shares (the "TGB Shares").

The Reporting Person and Berlin Capital Growth, L.P., a partnership in which the Reporting Person is the General Partner, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 90,500 Shares (the "Capital Shares").

The Reporting Person and Buckeye Fabricators of Letonia Profit Sharing Plan, a Profit Sharing Plan in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 500 Shares (the "Buckeye Shares").

The Reporting Person and the Jack Cover IRA, a retirement account in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 6,000 Shares (the "Cover IRA Shares").

The Reporting Person and J. George Investments, L.L.C., a limited liability company in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 108,000 Shares (the "George Shares").

The Reporting Person and the John S. Hummer IRA, a retirement account in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 4,000 Shares (the "Hummer Shares").

The Reporting Person and the Driggers, Schultz, Herbst & Paterson
Profit Sharing Plan fbo Joseph W. Thomas, a Profit Sharing Plan in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 5,000 Shares (the "Thomas Shares").

(c)	On the following dates, the Reporting Person purchased the
following number of Shares for the per Share price set forth below. Each such purchase was purchased solely for investment purposes by the Reporting Person, was purchased through a customary broker transaction and are included in the TGB Shares.

Identity			Date		Shares		Price	Executing Broker

Thomas G. Berlin		03/24/00	  9,800		4.0467	Bear Stearns

				05/01/00	  1,100		5.5000	Bear Stearns
				05/03/00	  1,000		5.4375	Bear Stearns
				05/04/00	    400		5.5000	Bear Stearns
				05/05/00	  1,000		5.4375	Bear Stearns
				05/05/00	  1,600		5.3750	Bear Stearns
				05/08/00	    400		5.3750	Bear Stearns
				05/08/00	  1,000		5.3125	Bear Stearns
				05/09/00	  1,500		5.3125	Bear Stearns
				05/24/00	  2,500		4.9375	Bear Stearns
				07/25/00	  1,500		5.0312	Bear Stearns
				10/19/00	    500		4.9650	Bear Stearns
				11/22/00	  3,000		4.6250	Bear Stearns
				12/21/00	    700		3.8750	Bear Stearns


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as the General Partner of Berlin Capital Growth, L.P., solely for investment purposes, was purchased through a customary broker transaction and are included in the Capital Shares.

Identity			Date		Shares		Price	Executing Broker

Berlin Capital Growth, L.P.	12/29/98	  5,800		6.3140	Bear
Stearns
				01/29/99	  2,000		5.5675	Bear Stearns
				09/24/99	  3,000		6.8750	Bear Stearns
				10/06/99	  1,000		7.1250	Bear Stearns
				10/06/99	  1,500		6.8750	Bear Stearns
				12/29/99	    300		7.1000	Bear Stearns
				01/24/00	    300		6.6875	Bear Stearns
				01/24/00	  3,000		6.8750	Bear Stearns
				01/25/00	  2,700		6.6875	Bear Stearns
				02/11/00	  2,000		6.8125	Bear Stearns
				03/14/00	  3,000		4.0625	Bear Stearns
				03/15/00	    700		3.9375	Bear Stearns
				03/17/00	  2,300		3.9375	Bear Stearns
				03/23/00	  4,000		3.9375	Bear Stearns
				03/24/00	    500		3.9375	Bear Stearns
				04/03/00	    500		4.8750	Bear Stearns
				04/05/00	    400		4.8750	Bear Stearns
				04/05/00	  1,500		5.0625	Bear Stearns
				04/05/00	  2,000		5.0000	Bear Stearns
				06/06/00	  3,500		5.0000	Bear Stearns
				08/04/00	  2,500		5.0625	Bear Stearns
				09/11/00	    600		4.8750	Bear Stearns
				09/25/00	    800		5.0000	Bear Stearns
				09/26/00	    300		5.0000	Bear Stearns
				09/27/00	    900		5.0000	Bear Stearns
				09/29/00	 22,000		4.6881	Bear Stearns
				11/08/00	  3,100		4.9398	Bear Stearns
				11/10/00	    300		4.9850	Bear Stearns
				11/13/00	  1,500		4.7500	Bear Stearns
				11/15/00	  1,500		4.7900	Bear Stearns
				11/16/00	    500		4.7500	Bear Stearns
				11/16/00	  1,500		4.7900	Bear Stearns
				11/17/00	  1,000		4.7500	Bear Stearns
				11/27/00	  4,000		4.1587	Bear Stearns
				11/28/00	  4,000		3.9387	Bear Stearns
				12/20/00	    700		3.8750	Bear Stearns
				12/27/00	    600		3.8750	Bear Stearns
				02/05/01	    200		5.2500	Bear Stearns
				02/06/01	    600		5.2500	Bear Stearns
				02/06/01	  1,400		5.1250	Bear Stearns
				02/22/01	  1,000		5.0000	Bear Stearns
				03/07/01	  1,500		4.6250	Bear Stearns


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Buckeye Fabricators of Letonia Profit Sharing Plan, solely for investment purposes, was purchased through a customary broker transaction and are included in the Buckeye Shares.

Identity			Date		Shares		Price	Executing Broker

Buckeye Fabricators of
Letonia Profit Sharing
Plan				05/28/99	    400		6.1880	McDonald
				05/28/99	    100		6.1880	McDonald


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Jack Cover IRA, solely for investment purposes, was purchased through a customary broker transaction and are included in the Cover Shares.

Identity			Date		Shares		Price	Executing Broker

Jack Cover IRA			11/12/99	  3,000		7.8750	First
Union
				11/15/99	    700		7.8750	First Union
				11/18/99	  2,300		7.8750	First Union



On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of J. George Investments, L.L.C., solely for investment purposes, was purchased through a customary broker transaction and are included in the George Shares.

Identity			Date		Shares		Price	Executing Broker

J. George Investments, L.L.C.	02/11/99	  5,000		6.2280	Bear
Stearns
				02/11/99	  2,000		6.1950	Bear Stearns
				03/02/99	    300		5.7500	Bear Stearns
				03/03/99	    900		5.7500	Bear Stearns
				03/31/99	  2,800		5.7500	Bear Stearns
				04/23/99	  5,000		5.5630	Bear Stearns
				04/26/99	  1,200		5.4475	Bear Stearns
				05/05/99	  4,000		5.4387	Bear Stearns
				05/07/99	    100		5.4600	Bear Stearns
				05/07/99	    300		5.3600	Bear Stearns
				05/10/99	  2,000		5.3175	Bear Stearns
				07/22/99	    700		6.7500	Bear Stearns
				07/23/99	  1,800		6.7500	Bear Stearns
				07/29/99	    500		6.7775	Bear Stearns
				08/30/99	  3,000		7.5000	Bear Stearns
				08/31/99	  2,500		7.0625	Bear Stearns
				09/28/99	  1,100		6.7511	Bear Stearns
				09/29/99	  3,000		6.6250	Bear Stearns
				09/29/99	  3,400		6.7419	Bear Stearns
				09/30/99	  5,000		6.4280	Bear Stearns
				09/30/99	  5,000		5.6780	Bear Stearns
				10/12/99	    800		6.8312	Bear Stearns
				10/13/99	  2,500		6.7760	Bear Stearns
				12/16/99	  2,000		7.1300	Bear Stearns
				12/30/99	  2,700		7.0555	Bear Stearns
				12/31/99	    600		7.7000	Bear Stearns
				03/17/00	  2,000		4.0075	Bear Stearns
				04/19/00	    200		5.1250	Bear Stearns
				05/09/00	  3,400		5.1250	Bear Stearns
				05/10/00	    261		5.0624	Bear Stearns
				05/10/00	    400		5.1250	Bear Stearns
				05/11/00	  4,000		5.0625	Bear Stearns
				05/12/00	    100		5.0625	Bear Stearns
				05/15/00	    139		5.0625	Bear Stearns
				05/15/00	  1,000		5.0000	Bear Stearns
				06/12/00	  5,000		5.0655	Bear Stearns
				06/14/00	  5,000		5.0655	Bear Stearns
				11/07/00	  6,100		4.9374	Bear Stearns
				01/11/01	  1,500		4.0625	Bear Stearns
				01/31/01	  2,700		5.2500	Bear Stearns
				03/09/01	  1,000		4.6250	Bear Stearns
				04/02/01	  3,000		4.5000	Bear Stearns
				04/03/01	  4,000		4.5000	Bear Stearns
				04/04/01	  5,000		4.5000	Bear Stearns
				04/09/01	  5,000		4.3700	Bear Stearns


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the John S. Hummer IRA, solely for investment purposes, was purchased through a customary broker transaction and are included in the Hummer Shares.

Identity			Date		Shares		Price	Executing Broker

John S. Hummer IRA		04/23/99	    300		5.5000	McDonald

				04/28/99	  3,700		5.5000	McDonald


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Driggers, Schultz, Herbst & Paterson Profit Sharing Plan fbo Joseph W. Thomas, solely for investment purposes, was purchased through a customary broker transaction and are included in the Thomas Shares.

Identity			Date		Shares		Price	Executing Broker

Driggers, Schultz, Herbst
& Paterson Profit Sharing
Plan fbo Joseph W. Thomas	05/19/99	  1,100		6.5000	First
Union
				05/19/99	  1,000		7.1250	First Union
				05/19/99	    900		7.2500	First Union
				05/19/99	    600		6.7500	First Union
				05/19/99	    300		6.9375	First Union
				05/19/99	    100		6.5625	First Union
				09/22/00	    300		5.0000	First Union
				09/25/00	    700		5.0000	First Union


(d)	Berlin Capital Growth, L.P. has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Capital Shares. However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Buckeye Fabricators of Letonia Profit Sharing Plan has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Buckeye Shares. However, the Reporting Person disclaims beneficial ownership to the Buckeye Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Jack Cover IRA has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Cover Shares. However, the Reporting Person disclaims beneficial ownership to the Cover Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The J. George Investments, L.L.C. has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the George Shares. However, the Reporting Person disclaims beneficial ownership to the George Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The John S. Hummer IRA has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Hummer Shares. However, the Reporting Person disclaims beneficial ownership to the Hummer Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Driggers, Schultz, Herbst & Paterson Profit Sharing Plan fbo Joseph W. Thomas has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Thomas Shares. However, the Reporting Person disclaims beneficial ownership to the Thomas Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

The Reporting Person is the General Partner of Berlin Capital Growth, L.P., the owner of the Capital Shares. Through an agreement between the Reporting Person and Berlin Capital Growth, L.P., the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Capital Shares. However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the Buckeye Fabricators of Letonia Profit Sharing Plan, the owner of the Buckeye Shares. Through an agreement between the Reporting Person and the Buckeye Fabricators of Letonia Profit Sharing Plan, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Buckeye Shares. However, the Reporting Person disclaims beneficial ownership to the Buckeye Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the Jack Cover IRA, the owner of the Cover Shares. Through an agreement between the Reporting Person and the Jack Cover IRA, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Cover Shares. However, the Reporting Person disclaims beneficial ownership to the Cover Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the J. George Investments, L.L.C., the owner of the George Shares. Through an agreement between the Reporting Person and J. George Investments, L.L.C., the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such George Shares. However, the Reporting Person disclaims beneficial ownership to the George Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the John S. Hummer IRA, the owner of the Hummer Shares. Through an agreement between the Reporting Person and the John S. Hummer IRA, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Hummer Shares. However, the Reporting Person disclaims beneficial ownership to the Hummer Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the Driggers, Schultz, Herbst & Paterson Profit Sharing Plan fbo Joseph W. Thomas, the owner of the Thomas Shares. Through an agreement between the Reporting Person and the Driggers, Schultz, Herbst & Paterson Profit Sharing Plan fbo Joseph W. Thomas, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Thomas Shares. However, the Reporting Person disclaims beneficial ownership to the Thomas Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signature	After reasonable inquiry and to the best of my
		knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date 04/11/01



Thomas G. Berlin